January 29, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: John Reynolds

Duc Dang

Re:    Renaissance Acquisition Corp.

Registration Statement on Form S-1 File No. 333-134444

Ladies and Gentlemen:

At the request of Renaissance Acquisition Corp., a Delaware corporation (the ‘‘Company’’), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the ‘‘Commission’’) in the comment letter dated January 26, 2007 from John Reynolds of the Commission to Barry Florescue, Chairman and Chief Executive Officer of the Company relating to the Registration Statement on Form S-1 of the Company initially filed with the Commission on May 24, 2006 and amended on July 13, 2006, September 19, 2006, January 4, 2007, January 17, 2007 and January 23, 2007 (the ‘‘Registration Statement’’).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.	Comment: In the company’s response letter, it states that the trading plan requires the broker to make all purchases in accordance with Rule 10b-18, ‘‘including the requirements set forth in Rule 10b-18(a)(13)(IV) relating to purchases effected during the period from the time of a public announcement of, until the completion of, a merger, acquisition or similar transaction.’’ However, if the purchase under the trading plan are to be conducted during the period commenting ‘‘10 business days after the company files the Signing [sic?] 8-K with the SEC and ending on the business day immediately preceding the record date for the meeting of stockholders at which the business combination is to be approved’’ how do the purchases not fall within Rule 10b-18’s ‘‘merger exclusion’’ language? The concern is that the disclosure not be misleading in representing that the safe harbor is available at a time when it may not be. Perhaps some clarification language could be added.

Response:    Pursuant to its terms, the carveout in Rule 10b-18(a)(13)(iv) expires when the stockholders of the company being acquired approve the transaction. We anticipate that the stockholders of the acquired company will have approved the business combination at, or prior to, the Company’s execution of the definitive agreement relating thereto. Accordingly, we do not expect the exception to be applicable during the period covered by the trading plan. Notwithstanding the foregoing, if the acquired company has not obtained such approval at, or prior to, the signing of the definitive agreement and a distribution of securities is still ongoing, the trading plan requires the broker executing the trades to comply with all securities laws. Therefore, the trades could not be executed at such time. We have revised the prospectus to clarify that purchases not permitted by Rule 10b-18 would not be made under the plan.

2.	Comment: If the company’s Chairman/CEO (Mr. Florescue) has no discretion as to when the open market purchases (as part of the limit order repurchase plan) are to take place and at what prices they are made, but are apparently to be controlled by the underwriter/broker-dealer Landenburg, how is Landenburg not acting as an ‘‘agent independent of the issuer’’? Again, perhaps some clarification language could be added.

Response:    The Company does not believe that the trading plan is an ‘‘issuer plan’’ referred to in Rule 10b-18(a)(13)(ii). Further, the plan provides that purchases cannot be made if they were to violate the securities law. Accordingly, if Ladenburg Thalmann & Co. Inc. (‘‘Ladenburg’’) is not permitted to make the trades under the trading plan, the trades will be made through another broker that is permitted to make the purchases under Rule 10b-18. As disclosed in the prospectus, the plan provides for the use of another broker. The prospectus will be revised to clearly state that if Ladenburg is not permitted to make the trades under the trading plan, the trades will be made through another broker that is permitted to make them under Rule 10b-18.

Regulation M

3.	Comment: Please provide a Regulation M analysis as to when the restricted period would commence with respect to the anticipated acquisition/business combination, including any relevant valuation periods. Also, the company’s response letter states that ‘‘the trading plan contemplates that Mr. Florescue’s purchases will take place after the execution of a definitive agreement for a business combination’’ — please explain how this is consistent with the company’s earlier statement regarding the timing of the purchases (i.e., ‘‘10 business days after the Company files the 8-K with the SEC...’’)

Response:    As indicated in the response to Comment 1, the Company anticipates that the shareholders of the target business will have approved the business combination at, or prior to, the execution of a definitive agreement and that the consideration being paid to target stockholders will be fixed in the definitive agreement. As the ‘‘restricted period’’ lasts only until a transaction is approved by stockholders of the company being acquired, there would not be any restricted period. In the event that approval of stockholders of the target business was not obtained before the Company enters into the definitive agreement and there was a restricted period, the broker would not be permitted to make the purchases as the trading plan provides that the purchases must be made in accordance with securities laws. Further the Company’s Current Report on Form 8-K filed with the SEC relating to the business combination will contain the definitive agreement and therefore the two time periods are consistent.

4.	Comment: In response to the comment about compliance with Regulation M, the company states that, because the purchase plan was executed more than 5 business days prior to the date of the pricing of the IPO, the bid was made outside the restricted period and, therefore, does not violate Regulation M. What about the disclosure of the purchase agreement in the registration statement for the IPO as constituting a ‘‘bid’’ during the Regulation M restricted period? (see Key Hospitality no-action letter at http://www.sec.gov/divisions/markertreg/mr-noaction/heyhosp101205.htm).

Response:    The Company believes that the trading plan is consistent with the conditions of the Key Hospitality no action letter since (i) the terms of the trading plan are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per share, and the total dollar amount committed to the trading plan; (ii) the trading plan has been filed as an exhibit to the Registration Statement; and (iii) the purchases will be made pursuant to the trading plan in accordance with the guidelines in Rule 10b5-1 by a broker-dealer who is registered under Section 15 of the Exchange Act. In addition, Mr. Florescue has advised the Company that none of the shares purchased pursuant to the trading plan will be sold or transferred one year after the completion of a business combination or the liquidation of the Company. Finally, all share purchases will be reported to the Commission and publicly disclosed through Form 4, Statement of Changes of Beneficial Ownership of Securities, filings.

The Company will, and Mr. Florescue and Ladenburg have advised the Company that they will, comply with conditions set forth in the Key Hospitality no action letter, including (A) other than the bid represented by the trading plan during the restricted period, no warrant bids or purchases pursuant to the trading plan will occur until 60 calendar days following the end of the restricted period for the unit distribution; (B) the Company and Ladenburg will provide to the Staff promptly upon request, a daily time-sequenced schedule of all purchases made pursuant to the trading plan, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution, price of purchase; and (ii) the exchange, quotation system, or other facility through which the share purchase occurred; (C) upon request of the Staff, the Company and Ladenburg shall transmit the information as specified in clause (B) above to the Division at its headquarters in Washington, DC within 30 days of its request; and (D) representatives of the Company and Ladenburg shall be made available (in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries by the Division of Market Regulation regarding their purchase(s).

Accordingly, the Company does not believe that the bid violates Regulation M as it relates to the distribution of the units.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the mean time, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

/s/ Gerald Adler

Gerald Adler

cc:    Barry W. Florescue, Chairman and Chief Executive Officer